Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

Via EDGAR Correspondence

January 8, 2014

Mr. Christian Sandoe

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSgA Active ETF Trust (the “Registrant”); SEC File Numbers: 333-173276, 811-22542; Post-Effective Amendment No. 8 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 8”)

Dear Mr. Sandoe:

This letter responds to comments provided by Kimberly Browning in a telephonic discussion with me on Monday, February 4, 2013, with respect to Amendment No. 8. Amendment No. 8 was filed on December 21, 2012 and included disclosure with respect to the SPDR® MFS Systematic Core Equity ETF, SPDR® MFS Systematic Growth Equity ETF and the SPDR® MFS Systematic Value Equity ETF (each, a “Fund” and, collectively, the “Funds”), each a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information (“SAI”) filed as part of Amendment No. 8.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 8. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 8.

General Comments

1.	Comment: Please confirm that the disclosure in the registration statement is consistent with the Trust’s exemptive order.

Response: We hereby confirm that the registration statement is consistent with the Trust’s exemptive relief. Please see File No. 812-13487.

2.	Comment: Confirm that the master portfolios have been registered under the Investment Company Act of 1940, as amended (the “1940 Act”). If they have not yet been registered, indicate when they will be registered.

Response: The Portfolios have not yet been registered under the 1940 Act. SSgA Master Trust intends to register the Portfolios under the 1940 Act once the Funds’ registration statement has been finalized.

Christian Sandoe, Esq.

January 8, 2014

3.	Comment: The Board of Trustees of each Portfolio should sign the registration statement. Please revise the signature page accordingly and include on the cover page that the Master Trust has also executed the registration statement.

Response: We note the last page of the registration statement includes a signature page for the Board of Trustees of SSgA Master Trust. In addition, we note the cover page of the registration statement currently includes the following: “SSgA Master Trust has also executed this registration statement.”

Prospectus Comments

4.	Comment: The Staff notes the “red herring” disclosure on the cover page of the Prospectus. Please inform the Staff whether each Fund is circulating the Prospectus to potential investors or others before filing a post-effective amendment in response to Staff comments.

Response: The Funds are circulating the Prospectus filed as part of Amendment No. 8 to potential investors and/or others.

5.	Comment: Please disclose whether any other funds, entities or persons may invest in the Portfolios. If so, discuss the risks this may present a Fund.

Response: In theory, other funds could potentially invest in the Portfolios. Currently, however, there is no expectation that other funds will do so. Nevertheless, we note the “Non-Principal Risks” section includes a discussion of “Master-Feeder Structure Risk” intended to address concerns regarding such a structure.

6.	Comment: Please confirm that there are no tax impediments as a result of being in a master-feeder structure.

Response: We are not aware of any “tax impediments” to a master-feeder structure, specifically after the Registered Investment Company Modernization Act of 2010 (“RIC Modernization Act”), which now permits the redemption of stock in a publicly traded registered investment company by an upper tier fund to be treated as a sale or exchange with no concern about having to examine whether such a redemption might be a dividend if the redeeming shareholder maintains some ownership in the fund. In addition, the RIC Modernization Act now provides that certain loss limitation rules will not apply in the case of a redemption of a lower tier fund’s shares.

7.	Comment: Please explain the meaning of the term “Systematic” as used in each Fund’s name, and in particular, how it relates to the investment strategies of the Portfolios.

Response: The term “Systematic” refers to Massachusetts Financial Services Company’s (the “Sub-Adviser” or “MFS”) process of evaluating and determining which investments to buy and sell. As noted under “The Fund’s Principal Investment Strategy,” as part of its investment process MFS “uses quantitative models that systematically evaluate an issuer’s valuation, price and earnings momentum, earnings quality, and other factors” in determining which investments to buy and sell.

8.	Comment: The disclosure states that each Fund “invests substantially all” of its assets in its corresponding Portfolio. Please define the term “substantially all.”

Christian Sandoe, Esq.

January 8, 2014

Response: “Substantially all,” in this context, means that under normal circumstances a Fund will exclusively invest in a Portfolio, but acknowledges the Fund’s assets may include uninvested cash.

9.	Comment: Explain whether a Fund can make direct investments in a principal manner in addition to investing in a Portfolio.

Response: So long as it is operating within the master-feeder structure, a Fund will exclusively invest in a Portfolio.

10.	Comment: In the “Annual Fund Operating Expenses” section, there is no line for Acquired Fund Fees and Expenses. Please confirm that this line item is not necessary.

Response: The line item for Acquired Fund Fees and Expenses is not required here as each Fund is not expected to incur more than 0.01% of acquired fund fees and expenses during its first year of operation.

11.	Comment: Please include a reference to Acquired Fund Fees and Expenses in the third footnote to each fee table.

Response: As noted in response to Comment 10, no Acquired Fund Fees and Expenses footnote is required and, therefore, the third footnote has not been revised.

12.	Comment: Please confirm all principal strategies and risks are discussed in each Fund’s “The Fund’s Principal Investment Strategy” and “Principal Risks of Investing in the Fund” sections.

Response: The Registrant confirms that all principal strategies and risks are discussed in each Fund’s “The Fund’s Principal Investment Strategy” and “Principal Risks of Investing in the Fund” sections.

13.	Comment: Please include the following sentence from the discussion of “Portfolio Turnover Risk” in each “The Fund’s Principal Investment Strategy” section.

The Portfolio may engage in active and frequent trading of its portfolio securities.

Response: The disclosure has not been included in each “The Fund’s Principal Investment Strategy” section as requested. The Registrant believes the current location of the disclosure is appropriate.

14.	Comment: Please confirm in your response letter that for each risk summarized in Item 4, there is a more detailed corresponding risk disclosure in Item 9.

Response: Each Fund’s Item 4 risk disclosure summarizes the principal risks of investing in the Fund. When applicable, the Item 9 disclosure expands upon that summary. For risks described in Item 4 but not in Item 9, we note that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9.

Christian Sandoe, Esq.

January 8, 2014

15.	Comment: Please provide a summation of the specific equities in which each Fund invests.

Response: As noted in each Fund’s “The Fund’s Principal Investment Strategy” section: “equity securities in which the Portfolio invests include common stocks, preferred stocks and securities convertible into stocks.”

16.	Comment: Remove open-ended terms like “such as” from “The Fund’s Principal Investment Strategy” section. This section should include all principal strategies.

Response: We confirm that this section includes all principal strategies. Further, we believe the use of the terms “including” and “such as” are, as currently used, both accurate and appropriate.

17.	Comment: The Prospectus should summarize how the Sub-Adviser selects which securities to sell. Please revise the disclosure as appropriate. See Item 9(b)(2) of Form N-1A.

Response: We believe the following disclosure, currently included in each Fund’s “The Fund’s Principal Investment Strategy” section, summarizes how the Sub-Adviser decides which securities to sell.

In selecting securities for the Portfolio, Massachusetts Financial Services Company (the “Sub-Adviser” or “MFS”) utilizes a bottom-up approach to buying and selling investments for the Portfolio.

In addition, we note the disclosure following this sentence describes the factors considered and analyzed by the Sub-Adviser when making its investment decisions for the Portfolio and, in the Prospectus being filed pursuant to Rule 485(b) under the Securities Act of 1933, has been revised to include a discussion of the frequency at which the Sub-Adviser determines which investments to buy and sell.

SAI Comments

18.	Comment: Please confirm all non-principal strategies and risks for each Fund are included in the “Investment Policies” section.

Response: The Adviser confirms all non-principal strategies and risks for each Fund are included in the “Investment Policies” section.

19.	Comment: Please confirm all principal strategies and risks for each Fund included in the SAI are also included in the Prospectus.

Response: The Registrant confirms that all principal strategies and risks for each Fund included in the SAI are also included in the Prospectus.

20.	Comment: In the “Investment Policies” section, please distinguish between principal and non-principal strategies and risks.

Response: We note that the “Investment Policies” section currently includes sub-headings for principal and non-principal policies and risks.

Christian Sandoe, Esq.

January 8, 2014

21.	Comment: Please confirm if the Adviser intends to waive any fees when a Fund invests in an Affiliated Fund. If not, please add disclosure noting that the Adviser will receive fees from both the Funds and the Funds’ investments in Affiliated Funds.

Response: We note the following is currently included in the “Exchange-Traded Products” disclosure in the SAI:

The Adviser may receive management or other fees from the ETPs (“Affiliated ETPs”) in which the Portfolios or Funds may invest, as well as a management fee for managing the Funds. It is possible that a conflict of interest among the Portfolios and Funds and Affiliated ETPs could affect how the Adviser fulfills its fiduciary duties to the Portfolios and Funds and the Affiliated ETPs. Because the amount of the investment management fees to be retained by the Adviser may differ depending upon the Affiliated ETPs in which a Portfolio or Fund invests, there is a conflict of interest for the Adviser in selecting the Affiliated ETP. In addition, the Adviser may have an incentive to take into account the effect on an Affiliated ETP in which a Portfolio or Fund may invest in determining whether, and under what circumstances, to purchase or sell shares in that Affiliated ETP. Although the Adviser takes steps to address the conflicts of interest, it is possible that the conflicts could impact the Portfolios and Funds.

22.	Comment: Please revise the footnote to the Investment Restriction related to concentration as follows:

The SEC Staff considers concentration to involve ~~more than~~ 25% or more of a fund’s assets to be invested in an industry or group of industries.

Response: We have not made the requested change. We do not believe that the SEC Staff intends to take a different view of concentration in open-end funds than the Commission. We note that the Commission has stated generally that concentration is an investment of “more than 25% of a fund’s net assets” in an industry or group of industries. See Form N-1A, Item 9, Instruction 4; see also Investment Company Act Rel. No. 29776 (Aug. 31, 2011), text accompanying footnote 166.

Part C Comments

23.	Comment: The Staff notes several “form of” agreements included in the Part C. Please file executed versions of these agreements when available.

Response: All available executed agreements have been filed or will be filed in a future post-effective amendment.

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The Registrant acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission Staff, the Staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Registrant, Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission

Christian Sandoe, Esq.

January 8, 2014

Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Registrant further acknowledges that Commission Staff comments or changes to disclosures in response to Commission Staff comments in a filing reviewed by the Commission Staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:	Josh Weinberg, Esq.
W. John McGuire, Esq.